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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9

                               (AMENDMENT NO. 1)

               Solicitation/Recommendation Statement Pursuant to
            Section 14(d)(4) of the Securities Exchange Act of 1934

                            ------------------------

                        DECRANE AIRCRAFT HOLDINGS, INC.
                           (NAME OF SUBJECT COMPANY)

                        DECRANE AIRCRAFT HOLDINGS, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                            ------------------------

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  243662 10 3
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                                R. JACK DECRANE
               Chairman of the Board and Chief Executive Officer
                        DeCrane Aircraft Holdings, Inc.
                        2361 Rosecrans Avenue, Suite 180
                       El Segundo, California 90245-4910
                                 (310) 725-9123

                 (Name, address and telephone number of person
                authorized to receive notices and communications
                  on behalf of the person(s) filing statement)

                                WITH COPIES TO:

            MELVIN EPSTEIN, ESQ.                        STEPHEN A. SILVERMAN, ESQ.
        Stroock & Stroock & Lavan LLP                       Spolin & Silverman
               180 Maiden Lane                       100 Wilshire Boulevard, Suite 940
        New York, New York 10038-4982                 Santa Monica, California 90401
               (212) 806-5400                                 (310) 576-1221

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                       AMENDMENT NO. 1 TO SCHEDULE 14D-9

    This Amendment supplements and amends as Amendment No. 1 the Solicitation/Recommendation Statement on Schedule 14D-9, originally filed on July 22, 1998 (the "Schedule 14D-9"), by DeCrane Aircraft Holdings, Inc., a Delaware corporation (the "Company"), relating to the tender offer by DeCrane Acquisition Co., a Delaware corporation (the "Purchaser"), a company formed by DLJ Merchant Banking Partners II, L.P. and affiliated funds ("DLJ"), disclosed in a Tender Offer Statement on Schedule 14D-1, dated July 22, 1998, to purchase all outstanding shares of common stock, par value $0.01 per share (the "Shares"), of the Company at a price per Share of $23.00, net to the seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 22, 1998, and the related Letter of Transmittal (which together constitute the "Offer"). Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Schedule 14D-9

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

    (a) On or about June 10, 1998, Charles Becker, President and Chief Operating Officer of the Company, purchased 100 shares of common stock of the Company in the public markets. On or about June 10, 1998, Robert A. Rankin, Chief Financial Officer and Secretary of the Company (presently on administrative leave), purchased 100 shares of common stock of the Company in the public markets.

    (b) Mitchell I. Quain, a director of the Company, has indicated his intent to donate 5,220 shares of common stock of the Company to four charitable organizations prior to the expiration of the Offer to Purchase: The University of Pennsylvania, St. Luke's Foundation, Horace Mann School and the Greenwich Jewish Study Group, Inc.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

    Item 8 of Schedule 14D-9 is hereby amended and supplemented by addition of the following information:

BACKGROUND OF THE OFFER

    FAIRNESS OPINION. WDR has delivered its written opinion, dated July 21, 1998, confirming its oral opinion of July 16, 1998, to the effect that, and based upon and subject to the assumptions, limitations and qualifications set forth therein, as of the date thereof, the Offer Price to be received in the Offer is fair, from a financial point of view to the stockholders of the Company (the "Fairness Opinion"). The Fairness Opinion does not constitute a recommendation to any stockholder of the Company as to how such stockholder should vote or whether such stockholder should tender Shares in the Offer. The full text of the Fairness Opinion, which sets forth a description of the assumptions made, general procedures followed matters considered, and limitations on the review undertaken, is set out in Exhibit 5 of Schedule 14D-9. Stockholders or other interested parties are urged to read the Fairness Opinion carefully in its entirety, especially with regard to the assumptions made and matters considered by WDR. The summary of the Fairness Opinion set forth in this Amendment is qualified in its entirety by reference to the full text of such Fairness Opinion.

    In rendering its Fairness Opinion, WDR assumed, at the direction of the Special Committee, without independent verification, the accuracy and completeness, in all material respects, of all the financial and other information that was available to it from public sources or that was provided to it by the Company or its representatives. The Fairness Opinion was necessarily based upon economic, monetary, market, and other conditions as in effect, and the information made available to WDR as of, the date of such opinion. In addition, with the consent of the Special Committee, WDR did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company. With respect to the financial estimates (including the effects of assumed savings) provided to or otherwise reviewed by or discussed with it, WDR assumed, with the consent of the Special Committee, that they were reasonably prepared on the basis of and reflecting the best currently available estimates and judgments of the Company's management as to the future financial performance of the Company and that those estimates would be materially achieved in the amounts and at the times stated therein. It should be understood that, although subsequent developments may affect the Fairness Opinion, WDR does not have any obligation to update, revise, or reaffirm the Fairness Opinion.

    WDR is an internationally recognized investment banking firm which, as part of its investment banking business, regularly engages in the evaluation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. The Special Committe selected WDR on the basis of its experience and independence. In the past, WDR and its predecessors have provided investment banking services to the Company and have received customary compensation for such services. In the ordinary course of business, WDR and its affiliates may actively trade or hold the equity securities of the Company and DLJ for their own account or the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities.

    Pursuant to the engagement letter between the Company and WDR, the Company has paid to WDR for its services a fee of $1,300,000. The Company has also agreed to reimburse WDR for its expenses, including attorneys' fees reasonably incurred in connection with its engagement, and to indemnify WDR against certain liabilities and reasonable expenses related to, or arising out of or in connection with the engagement of WDR under the engagement letter, including liabilities under the federal securities laws in connection with its services.

    In arriving at the Fairness Opinion, WDR did not assign any particular weight or factor to any matter considered by it, but rather made qualitative judgments based upon its experience in providing such opinions and on then existing economic, monetary, market and other conditions as to the significance and relevance of each analysis and factor. Accordingly, WDR believes that its analysis must be considered as a whole and that selecting portions of its analyses and the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the processes underlying its Fairness Opinion. In its analyses, with the consent of the Special Committee, WDR made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company or WDR. Any assumed estimates contained in WDR's analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth therein. Such estimates relating to the value of a business or securities do not purport to be appraisals or necessarily reflect the prices at which companies or securities may actually be sold.

    No company, transaction or business used in the analyses described under "Analysis of Certain Other Publicly Traded Companies" and "Analysis of Selected Generally Comparable Precedent Transactions" below is identical to the Company. Accordingly, an analysis of the results thereof necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors which could affect the transaction or the public trading or other values of the company or companies to which they are being compared. Mathematical analysis (such as determining the average or median) is not in itself a meaningful method of assuring comparable acquisition or comparable company data.

    In connection with rendering the Fairness Opinion, WDR employed a variety of evaluation methods. The material valuation methods are summarized below.

    (a) ANALYSIS OF CERTAIN OTHER PUBLICLY TRADED COMPANIES. Using publicly available information, WDR compared selected historical share prices, and operating and financial ratios for the Company to the corresponding data and ratios for selected companies in the aviation services industry whose securities are publicly traded and that WDR believed were generally comparable in certain respects to the Company in that they were companies in the business of providing services to the aircraft industry or providing aviation products. Such data and ratios included (A) the ratio of Enterprise Value (defined as market capitalization of the common stock plus the principal amount of total debt outstanding less cash and cash equivalents) to (i) Revenue, (ii) operating earnings before depreciation, amortization, interest and taxes ("EBITDA") and

(iii) operating earnings before interest and taxes ("EBIT") and (B) the ratio of the price per share of the common stock to (i) the latest twelve months ("LTM") earnings per share ("EPS"), (ii) 1998 estimated Calendar Year EPS and (iii) 1999 estimated Calendar Year EPS. The companies selected for this comparison were AAR Corp., Aviall, Inc., Aviation Sales Co., AVTEAM, Inc., First Aviation Services Inc., Kellstrom Industries, Inc. and Triumph Group, Inc. Although there are no companies that directly compare to the Company, WDR believes that the business fundamentals of Aviall, Inc., First Aviation Services Inc., and Triumph Group, Inc. ("Most Comparable Companies") may be more closely aligned with the Company's business fundamentals than the others.

    An analysis of Enterprise Value to LTM Revenue for the Most Comparable Companies yielded a mean multiple of 1.0x compared to the Company multiple of 1.7x LTM Revenue at the Offer Price. Enterprise Value to LTM EBITDA for these companies yielded a mean multiple of 9.2x compared to the Company multiple of 9.6x LTM EBITDA at the Offer Price. Enterprise Value to LTM EBIT for these companies yielded a mean multiple of 10.9x compared to the Company multiple of 13.6x LTM EBIT at the Offer Price. An analysis of the July 15, 1998 stock price to LTM EPS for these companies yielded a mean multiple of 14.0x compared to the Company multiple of 28.0x the Offer Price. An analysis of the July 15, 1998 stock price to the estimated Calendar Year 1998 EPS for these companies yielded a mean multiple of 13.9x compared to the Company multiple of 17.0x the Offer Price. An analysis of the July 15, 1998 stock price to the estimated Calendar Year 1999 EPS for these companies yielded a mean multiple of 9.9x compared to the Company multiple of 13.2x the Offer Price.

    An analysis of Enterprise Value to LTM Revenue for AAR Corp., Aviation Sales Co., AVTEAM, Inc. and Kellstrom Industries, Inc. (the "Less Comparable Companies") yielded a mean multiple of 2.2x compared to the Company multiple of 1.7x LTM Revenue at the Offer Price. Enterprise Value to LTM EBITDA for these companies yielded a mean multiple of 13.7x compared to the Company multiple of 9.6x LTM EBITDA at the Offer Price. Enterprise Value to LTM EBIT for these companies yielded a mean multiple of 15.6x compared to the Company multiple of 13.6x LTM EBIT at the Offer Price. An analysis of the July 15, 1998 stock price to LTM EPS for these companies yielded a mean multiple of 25.9x compared to the Company multiple of 28.0x the Offer Price. An analysis of the July 15, 1998 stock price to the estimated Calendar Year 1998 EPS for these companies yielded a mean multiple of 18.7x compared to the Company multiple of 17.0x the Offer Price. An analysis of the July 15, 1998 stock price to the estimated Calendar Year 1999 EPS for these companies yielded a mean multiple of 14.3x compared to the Company multiple of 13.2x the Offer Price.

    In arriving at its opinion, WDR took into account that, in general, the multiples available to the Company at the Offer Price compared favorably to the multiples derived for the selected companies. WDR noted that no company utilized in the above comparable company analysis is identical to the Company. Accordingly, an analysis of the foregoing is not purely mathematical and involves complex considerations and judgments concerning differences in financial and operating characteristics of the comparable companies and other factors that could affect their public trading value.

    (b) ANALYSIS OF SELECTED GENERALLY COMPARABLE PRECEDENT TRANSACTIONS. WDR conducted a review of selected aviation services industry transactions in which a majority ownership position was purchased. These transactions were analyzed to provide a reference point as to the enterprise valuation multiples for the Company. From the transactions selected, there was a range of multiples, which was related to the quality and size of the companies. WDR calculated multiples for each transaction based on the ratios of the Transaction Value (defined as purchase price of equity plus the principal amount of total debt outstanding less cash and cash equivalents) to each of the target company's pre-acquisition LTM Revenue, LTM EBITDA, and LTM EBIT. An analysis of Transaction Value to LTM Revenue for these companies yielded a range of relevant multiples from a low of 0.4x to a high of 1.8x with a median of 0.7x compared to the Company multiple of 1.7x LTM Revenue at the Offer Price. Transaction Value to LTM EBITDA for these companies yielded a range of relevant multiples from a low of 4.5x to a high of 13.1x with a median of 6.9x compared to the Company multiple of 9.6x LTM EBITDA at the Offer Price. Enterprise Value to

LTM EBIT for these companies yielded a range of relevant multiples from a low of 6.0x to a high of 15.4x with a median of 10.9x compared to the Company multiple of 13.6x LTM EBIT at the Offer Price.

    In arriving at its opinion, WDR took into account that, in general, the multiples available to the Company at the Offer Price compared favorably to the multiples derived for the selected transactions. WDR noted that no transaction utilized in the above selected acquisition transaction analysis is identical to the Merger. Accordingly, an analysis of the foregoing is not purely mathematical and involves complex considerations and judgments concerning differences in financial and operating characteristics of the acquired companies in such transactions and other factors that could affect their acquisition and public trading values.

    (c) DISCOUNTED CASH FLOW ANALYSIS. WDR performed a discounted cash flow analysis for the Company on a stand-alone basis based on projections provided by management of the Company through 1999 and with the consent of the Board of Directors extended for an additional three years based on certain assumptions including, among others, assumptions as to internal growth rate and operating profit (the "Company Projections"). The discounted cash flow analysis estimated the theoretical present value of the Company based on the sum of: (i) the discounted cash flows that the Company could generate over the five years ending 2002 and (ii) a terminal value assuming that the Company performs in accordance with the Company Projections.

    The terminal value of the Company was based upon a multiple applied to EBIT. This terminal value and the cash flows generated by the Company were discounted to derive the Enterprise Value of the Company. The value of the Shares was calculated by taking the Enterprise Value and subtracting the principal amount of the total debt outstanding and adding and cash equivalents. Using discount rates ranging from 10% to 13%, and exit EBIT multiples from 8x to 12x to calculate the terminal values, WDR estimated that, based on discounted cash flow analysis of the Company Projections, the Enterprise Value of the Company ranged from $184.5 million to $297.6 million and the per Share value of the Company ranged from $11.83 to $26.29.

    (d) PREMIUM ANALYSIS. WDR analyzed the premium offered per share of Company common stock over selected periods and compared it to the average historical premium of selected transactions over the same time periods. Based upon the Offer Price on July 16, 1998, the premium to the closing price one day prior was 30.5%, to one week prior was 27.8%, and to one month prior was 29.6%, compared to 30.6%, 35.0%, and 38.0% respectively for the average of the selected historical transactions. The Offer Price represented a 9.5% premium to the Company's 52 week high stock price and a 55.9% premium to Company's 52 week low stock price.

    The presentation of WDR at the July 15, 1998 meeting of the Special Committee and the July 16, 1998 meeting of the full Board of Directors included a description of its analyses as set forth above.

SUBSEQUENT DEVELOPMENTS

    (a) OTHER INDICATIONS OF INTEREST. On July 17, 1998, following the announcement of the Merger Agreement, an independent third party ("Potential Bidder 1") advised the Company of its interest in pursuing an alternative transaction with the Company. Potential Bidder 1 indicated its interest was in pursuing a possible merger that would qualify as a pooling of interests transaction, but its interest was subject, among other things, to a satisfactory due diligence review. Accordingly, on July 23, 1998, the Company, after receiving the advice of counsel, obtained a confidentiality agreement from Potential Bidder 1 on terms substantially identical to the confidentiality agreement between the Company and DLJ. Potential Bidder 1 then began its due diligence investigation. Recently, however, Potential Bidder 1 informed WDR that it had concluded, as a result of recent stock market conditions affecting the market value of its own shares, that it was not in a position to pursue an acquisition of the Company.

    On or about August 4, 1998, another independent third party ("Potential Bidder 2") advised the Company that it might be interested in making an offer to purchase the Shares for cash. On the advice of counsel, the Board of Directors decided to authorize the Company to furnish information to Potential Bidder 2, subject to an appropriate confidentiality agreement. Such an agreement was executed and information was furnished, but Potential Bidder 2 subsequently indicated to WDR that it believed that it was not in a position to pursue the transaction.

    (b) COMPENSATION LITIGATION. On August 5, 1998, the Company and R. Jack DeCrane, its Chief Executive Officer, were served in an action filed in state court in California by Robert A. Rankin, the Company's Chief Financial Officer and Secretary, claiming that he is due additional compensation in the form of stock options, and claiming fraud, negligence and breach of contract in connection therewith. Mr. Rankin has advised the Company that his claim for additional compensation is justified based on his opinion that the Company's common stock is worth $29.00 per Share. The action seeks not less than $1.5 million plus punitive damages and costs. The action is in the early stages of development and discovery has not yet been conducted; the Company intends to vigorously defend against the claim. Mr. Rankin, has been placed on administrative leave with pay. John R. Hinson, the Company's Vice President for Planning and Business Development, has been appointed as the interim Chief Financial Officer and acting Secretary of the Company.

    (c) SHAREHOLDERS' LITIGATION. On July 21, 1998, an action entitled TAAM ASSOCIATES, INC. V. DECRANE, ET AL. (the "Action"), was commenced in Delaware Court of Chancery on behalf of a purported class of stockholders of the Company against the Company, its directors and various officers, DLJ and the Purchaser, alleging, among other things, that the directors had breached their fiduciary duties by entering into the Merger Agreement without engaging in an auction or "active market check" and, therefore, did not adequately inform themselves in agreeing to terms that are unfair and inadequate from the standpoint of the Company's stockholders. On July 24, 1998, the plaintiffs thereafter amended the complaint. The amended class action complaint (the "Amended Complaint") alleges, among other things, that the Company's initial Schedule 14D-9 failed to disclose adequately (i) material information regarding the equity participation of management following the Merger, (ii) the claimed failure to adequately shop the Company, (iii) complete financial information, (iv) the claimed unreasonableness of the termination fees, (v) details regarding the Company's financial projections and (vi) details regarding WDR's analysis. The Amended Complaint seeks a p reliminary and permanent injunction barring defendants from proceeding with the Merger, or if the Merger is consummated, an order rescinding it or awarding damages, together with interest; and an award of attorneys' and litigation expenses.

    Plaintiff stipulated to the dismissal without prejudice of the claims against those defendants who were officers, but not directors, of the Company. Although defendants have not been required to answer the Amended Complaint, if required to answer the Amended Complaint, the Company would deny and understands that other defendants would deny the allegations of wrongdoing and would assert various defenses.

    Without admitting any wrongdoing in the Action, in order to avoid the burden and expense of further litigation, the Company, DLJ, the Purchaser and the individual defendants reached an agreement in principle with the plaintiffs which contemplates settlement of the Action.

    The Company, DLJ, the Purchaser and the individual defendants and the plaintiffs entered into a memorandum of understanding (the "Memorandum of Understanding"), pursuant to which the parties would, subject to certain facts being confirmed through discovery which has not been completed, enter into a settlement agreement which would be subject to approval by the Court of Chancery. The Memorandum of Understanding contemplates that the settlement would provide: (a) that the Company promptly amend the Schedule 14D-9 dated July 22, 1998 to include information regarding the financial results of the Company for the quarter ended June 30, 1998, and to provide further disclosure (1) concerning further contacts and negotiations with other potential acquirors of the Company, (2) regarding the analysis presented to and considered by the Special Committee in evaluating the Merger Agreement, (3) the Special Committee's conclusions regarding the later assertions by Mr. Rankin relating to the Fairness Opinion (as described below), and (4) regarding financial projections disclosed to DLJ or other potential acquirors of the Company; (b) that the Company will use its reasonable best efforts to mail such amendment to the Company's stockholders as soon as practicable; and (c) reasonably promptly following the execution of the Memorandum of Understanding by the parties, the Company shall publicly disclose the terms of the proposed settlement set forth therein in a manner deemed reasonable by the Company, and (d) for a complete release and settlement of all claims, whether asserted directly, derivatively or otherwise, against defendants, or any of their affiliates, directors, officers, employees or agents arising out of the facts set forth in the complaint. The released claims will include any claims that could be raised as a result of the matters described in this Amendment.

    The Company, DLJ, the Purchaser and the individual defendants and the plaintiffs agreed that the settlement outlined above is fair, in the best interest of the Company's stockholders, and confers a substantial benefit on the Company and its stockholders. Pursuant to the Memorandum of Understanding, a draft of this amended Schedule 14D-9 was provided to plaintiffs' lead counsel to review and comment upon prior to the initial filing with the Commission. The Memorandum of Understanding contemplates that, in connection with the benefit conferred, plaintiffs' counsel will apply to the Court of Chancery for an award of attorney's fees and litigation expenses in an amount not exceeding $375,000, which application, the defendants have agreed not to oppose.

    (d) FAIRNESS OPINION. Following the execution and delivery of the Merger Agreement and the delivery of the Fairness Opinion, Robert A. Rankin, the Company's Chief Financial Officer (who has brought suit against the Company in a compensation dispute, as described above) advised the Company, its counsel, and WDR that he had "serious concerns about the accuracy and reliability of" the Fairness Opinion. He questioned the accuracy of the presentation of certain financial data to the Board of Directors related to the Fairness Opinion, whether the appropriate comparable transactions had been used by WDR and certain other aspects of WDR's presentation. WDR informed the members of the Board of Directors, that, in its judgment, the purported concerns raised by Mr. Rankin had no material impact on its analysis and WDR again reviewed its selection of the comparable transactions and the other aspects of its methodology. The Board of Directors and the Company's senior management agreed with WDR's assessment of Mr. Rankin's concerns.

    Also subsequent to the delivery of the Fairness Opinion, WDR and the Special Committee became aware that certain members of senior management, at the end of June 1998, had prepared a set of projected consolidated income and cash flow statements and balance sheets of the Company for the five year period ended December 31, 2002 (the "Five-Year Projections") and that the Five-Year Projections had been included in materials made available to DLJ and the Purchaser, subsequent to the execution of the Merger Agreement, and to Potential Bidder 1 and Potential Bidder 2. The Five-Year Projections (which are different from the projections described in the Offer) assumed an internal growth rate in the Company's operating income of more than 20%, significantly higher than the Company Projections. As a result, the Five-Year Projections showed a significantly higher EBIT than that relied on by WDR in preparing the discounted cash flow calculations used in its analysis.

    The members of the Special Committee reviewed the Five-Year Projections and conducted extensive interviews of Mr. DeCrane, the Chief Executive Officer and Messrs. R.G. MacDonald and John R. Hinson, respectively, the Vice Chairman of the Board and the interim Chief Financial Officer of the Company. Messrs. DeCrane, MacDonald and Hinson confirmed that the Five-Year Projections do not represent the views of senior management because (i) they employed assumptions as to the future development of certain of the Company's operations and certain of the Company's markets that are overly optimistic and an internal growth rate significantly greater than historical experience, with the result that EBIT amounts were also significantly greater, and (ii) the management of the Company's business units had not participated in their preparation. Attorneys representing Mr. Rankin in litigation wrote to counsel

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for the Special Committee and, through Company counsel, were invited to submit any additional information for the Committee's consideration. The Special Committee discussed with WDR the results of its investigation at a meeting with WDR. The Special Committee concluded that the Five-Year Projections (which had been delivered to WDR after it rendered the Fairness Opinion) were not reliable or representative of the Company management's views of the Company and that they did not provide a basis for questioning the Fairness Opinion. The Special Committee advised the other members of the Board of Directors to that effect, and they agreed. The Special Committee also discussed with WDR, at the same meeting, the condition of the equity markets since July 16, 1998.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1.                      Merger Agreement dated as of July 16, 1998, by and between
                                DeCrane Acquisition Co. and DeCrane Aircraft Holdings, Inc.*

Exhibit 2.                      Pages 7 through 17 of the Proxy Statement dated June 2,
                                1998, relating to its 1998 Annual Meeting of Stockholders
                                held on June 17, 1998 at DeCrane Aircraft Holdings, Inc.*

Exhibit 3.                      Employment Agreement between DeCrane Aircraft Holdings, Inc.
                                and R. Jack DeCrane, dated as of July 17, 1998.*

Exhibit 4.                      Confidentiality Agreement, dated as of June 15, 1998,
                                between DeCrane Aircraft Holdings, Inc. and DLJ Merchant
                                Banking II, L.P.*

Exhibit 5.                      Opinion of Warburg Dillon Read LLC to the Board of Directors
                                of DeCrane Aircraft Holdings, Inc. dated July 21, 1998.*

Exhibit 6.                      Letter of the Board of Directors of DeCrane Aircraft
                                Holdings, Inc. addressed to the stockholders of DeCrane
                                Aircraft Holdings, Inc., dated July 22, 1998.*

Exhibit 7.                      Joint Press Release dated July 17, 1998 of DeCrane Aircraft
                                Holdings, Inc. and DLJ Merchant Banking Partners II, L.P.*

Exhibit 8.                      The Quarterly Report of the Company on Form 10-Q for the
                                quarterly period ended June 30, 1998.

Exhibit 9.                      Amended Class Action Complaint.

Exhibit 10                      Memorandum of Understanding.

------------------------

*   Previously filed with the Schedule 14D-9.

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 19, 1998

                                DECRANE AIRCRAFT HOLDINGS, INC.

                                By:             /s/ R. JACK DECRANE
                                     -----------------------------------------
                                                  R. Jack DeCrane
                                               CHAIRMAN OF THE BOARD
                                            AND CHIEF EXECUTIVE OFFICER

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